SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM offers four new destinations in Europe in codeshare with Lufthansa

Flights to Geneva, Brussels, Amsterdam and Vienna have connections in Frankfurt operated by partner airline

São Paulo, November 10, 2010 – We have expanded our codeshare agreement with Lufthansa and began to offer four new destinations in Europe through connections in Frankfurt (Germany), with flights operated by partner airline. Since last October 31, our costumers can fly to Geneva (Switzerland), Brussels (Belgium) and Amsterdam (Netherlands). And from next November 16, to Vienna (Austria).

"The expansion of the codeshare is part of our international strategy aiming to increase the destinations served by TAM in Europe, through our codeshare with European partners, seeking to serve our customers with more efficient connections and differentiated products," says Commercial and Planning Vice President, Paulo Castello Branco.

Paulo Castelo Branco also said that we will offer a new destination, also in codeshare with Lufthansa to Stockholm ( Sweden) – it is missing only the government authorization to start the service. Since June this year, we offer flights on codeshare with Swiss to Zurich, also in Switzerland, connecting in Paris (France).

The round-trip flights to Geneva, Brussels, Amsterdam and Vienna, departing from Sao Paulo (Guarulhos airport) are available on our sales system. Moreover, our passengers and passengers of Lufthansa - Star Alliance member companies - can earn and redeem Multiplus points at TAM Fidelidade or miles on Miles and More.

About TAM: (www.tam.com.br)

We are members of the Star Alliance, and the leaders in the domestic market since 2003. We had by the end of September 2010, 42.4% of market share in domestic market and 84.5%  market share in international market. We fly to 45 cities in Brazil.  We reached 89 different destinations with the business agreements signed with regional airlines. The overseas operation comprise non-stop flights to 17 destinations in United States, Europe and South America: New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Assumption and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). Moreover, we maintain the codeshare agreements allowing sharing the seats in the flights of the international airlines, thus passenger could fly to other 78 destinations in USA, South America and Europe. On the other hand, Star Alliance offers flights to 1,160 airports in 181 countries. TAM is the pioneer in the loyalty program of the airline in Brazil. As of January 1st, 2010, TAM Fidelidade is managed by Multiplus Fidelidade, and currently has 7.6 million members and distributed 10.8 million air tickets by the mileage redemption.

Investors Relations: Phone.: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ri	Press Office: Phone: (11) 5582-9748/7441/7442/8795 tamimprensa@tam.com.br www.tam.com.br www.taminforma.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.